

Mail Stop 6010

December 7, 2007

VIA U.S. MAIL and FACSIMILE

Yaniv Arieli
Chief Financial Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California  95110-1002

> **RE:** **CEVA, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-49842**

Dear Mr. Arieli:

We have reviewed your response dated November 14, 2007 and related filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 12.  Reorganization, Restructuring and Severance Charge, page F-32

1.      We reference prior comment 1 in our letter dated October 12, 2007.  We note from your response that the first "cease-use date" for the Dublin leased property occurred at the end of 2003 when the full two upper floors of the building were completely emptied, closed and unused.  The remainder of the building was not fully vacated until the second quarter of 2006, which appears to represent the "cease-use date" for the other floors of the building.  However, we note that you made no additional accrual pursuant to paragraph 16 of SFAS 146 on that date, since "all costs were already accrued."

- As any accrual recorded in 2003 would have related only to the two vacated floors and we note that the lease term extended through 2021, please explain how your accounting in 2006 complied with US GAAP.

- Tell us whether the amount of the liability currently reported on your balance sheet reflects management's best estimate of the liability for costs you will continue to incur under the Dublin lease for its remaining term without economic benefit.  Refer, also, to example 4 of SFAS 146.

2.      We note your response to prior comment 2 in our letter dated October 12, 2007 that you recorded the termination charge of $1.7 million for the Dublin property lease based on the positive outlook of the negotiations and drafts of agreements that would result in the one time reverse premium payment of 2.5 million Euros.  However, under paragraph 15 of SFAS 146, the cost of terminating a lease should be recognized when the lease is terminated.  That guidance says that lease is not terminated until the lessee either notifies the lessor of its intent to terminate the lease under the terms of the lease agreement (and that notification is binding on the lessee) or agrees to terms with the lessor.  As such, it remains unclear to us why the termination charge should have been recorded before the termination was effected.  Further, we note the disclosure on page 12 of the Form 10-Q for the nine months ended September 30, 2007 that the company "has no assurance whether, and if so when, the exit negotiations will result in a lease termination."  Please discuss your basis under US GAAP for recording the amount in that period, especially explaining how you complied with the above guidance.

<u>Form 8-K dated November 1, 2007</u>

<u>Exhibit 99.1 Press Release of CEVA, Inc. dated November 1, 2007</u>

3.      We note that you present a non-GAAP condensed consolidated statement of operations.  This format may be confusing to investors as they reflect several non-GAAP measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP interest and other income, and non-GAAP income before taxes on income, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3671 if you have questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant